File No. 82-1548
Exemption 12g3-2(b)

Financial Statements

September 30, 2008

9-30-08
AR/S



WIRELESS2
TECHNOLOGIES INC

Consolidated financial statements of

Wireless2 Technologies Inc.

September 30, 2008 and 2007

Wireless2 Technologies Inc.
September 30, 2008 and 2007

Table of contents

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors' report

To the Shareholders of
Wireless2 Technologies Inc.

We have audited the consolidated balance sheets of Wireless2 Technologies Inc. as at September 30, 2008 and 2007 and the consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
January 23, 2009

Wireless2 Technologies Inc.

Consolidated balance sheets
as at September 30, 2008 and 2007

	2008	2007
	$	$
Assets		
Current assets		
Cash and cash equivalents	**2,345,722**	1,659,633
Accounts receivable	**282,098**	324,273
Holdback receivable (Note 5)	**-**	555,278
Inventory (Note 6)	**401,502**	328,964
Prepaids	**34,483**	27,104
	3,063,805	2,895,252
Property and equipment (Note 7)	**42,429**	18,295
Other assets (Note 8)	**12,959**	14,692
	3,119,193	2,928,239
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**428,405**	331,742
Customer deposits	**6,626**	3,648
Income taxes payable	**40,440**	-
Loans payable (Note 9)	**-**	19,389
	475,471	354,779
Shareholders' equity		
Share capital (Note 11)	**14,500,112**	14,500,112
Contributed surplus	**401,309**	401,309
Accumulated other comprehensive loss	**(232,224)**	(279,509)
Accumulated deficit	**(12,025,475)**	(12,048,452)
	2,643,722	2,573,460
	3,119,193	2,928,239

Commitments (Note 14)

Approved by the Directors

(Signed) D.H. Blakeway
D.H. Blakeway, Director

(Signed) K.R. Tolmie
K.R. Tolmie, Director

Wireless2 Technologies Inc.
Consolidated statements of operations
years ended September 30, 2008 and 2007

	2008	2007
	$	$
Revenue	**3,160,002**	3,284,665
Cost of sales	**1,949,027**	1,899,847
Gross profit	**1,210,975**	1,384,818
Operating expenses		
General and administration	**563,462**	698,604
Sales and marketing	**506,515**	587,366
Research and development	**197,574**	240,960
Depreciation and amortization	**15,542**	18,099
Financing charges	**5,937**	31,080
Foreign exchange (gain) loss	**(38,040)**	77,649
	1,250,990	1,653,758
Loss before income taxes	**(40,015)**	(268,940)
Income taxes (Note 10 (a))	**(45,302)**	-
Loss from continuing operations	**(85,317)**	(268,940)
Gain from discontinued operations, net of tax (Note 4)	**108,294**	16,402
Net income (loss)	**22,977**	(252,538)
Loss per share from continuing operations		
Basic and diluted	**(0.00)**	(0.01)
Loss per share from discontinued operations		
Basic and diluted	**(0.00)**	(0.00)
Net loss per share		
Basic and diluted	**(0.00)**	(0.01)
Weighted average number of common shares		
Basic and diluted	**18,769,711**	18,789,892

See accompanying notes to the consolidated financial statements.

Wireless2 Technologies Inc.

Consolidated statements of shareholders' equity and comprehensive loss
years ended September 30, 2008 and 2007

	Share capital	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Comprehensive loss	Total shareholders' equity
	$	$	$ (Note 2 (a))	$	$	$
Balance at September 30, 2006	14,500,112	401,309	(225,585)	(11,795,914)	-	2,879,922
Foreign currency translation loss	-	-	(53,924)	-	(53,924)	(53,924)
Net loss	-	-	-	(252,538)	(252,538)	(252,538)
Comprehensive loss					(306,462)	(306,462)
Balance at September 30, 2007	14,500,112	401,309	(279,509)	(12,048,452)		2,573,460
Foreign currency translation gain	-	-	47,285	-	47,285	47,285
Net income	-	-	-	22,977	22,977	22,977
Comprehensive income					70,262	70,262
Balance at September 30, 2008	14,500,112	401,309	(232,224)	(12,025,475)		2,643,722

See accompanying notes to the consolidated financial statements.

Wireless2 Technologies Inc.
Consolidated statements of cash flows
years ended September 30, 2008 and 2007

	2008	2007
	$	$
Operating activities		
Loss from continuing operations	**(85,317)**	(268,940)
Items not involving cash		
Depreciation and amortization	**15,542**	18,099
Unrealized foreign exchange loss	**44,978**	56,154
Non-cash working capital changes in operating assets and liabilities (Note 12)	**102,339**	174,187
Cash flows of continuing operations	**77,542**	(20,500)
Cash flows of discontinued operations	**108,294**	16,402
	185,836	(4,098)
Investing activities		
Purchase of property and equipment	**(35,636)**	(15,787)
Holdback receivable from sale of Corrections Division (Note 4 and 5)	**555,278**	(55,278)
Collection of receivable from OnGuard Plus Limited	**-**	471,651
Disposal of other assets	**-**	128,298
	519,642	528,884
Financing activity		
Repayment of loans payable	**(19,389)**	(109,670)
Effect of foreign exchange on cash and cash equivalents	**-**	(43,284)
Net increase in cash and cash equivalents	**686,089**	371,832
Cash and cash equivalents, beginning of year	**1,659,633**	1,287,801
Cash and cash equivalents, end of year	**2,345,722**	1,659,633

Supplemental cash flow disclosure (Note 12)

1. Nature of operations

Wireless2 Technologies Inc. (the "Company") through its wholly-owned subsidiary designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. Changes in accounting policies

Effective October 1, 2007, the Company adopted the following recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook:

(a) Section 1535, *Capital Disclosures*. This Section describes disclosures of an entity's objectives polices and processes for managing capital, and quantitative data about what the entity regards as capital.
(b) Section 3862, *Financial Instruments - Disclosures*. This Section establishes the standards for disclosures about financial instruments and non-financial derivatives.
(c) Sections 3862 and 3863 replace Section 3861 of the CICA Handbook.

The adoption of these standards did not have a significant effect on the Company's consolidated financial statements beyond the additional disclosures provided in Note 16.

3. Significant accounting policies

(a) Principles of consolidation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiary, Tactical Technologies Inc. Intercompany balances and transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Estimates are used for, but are not limited to, the accounting for doubtful accounts, inventory obsolescence, amortization and income taxes. Actual results could differ from those estimates.

(c) Inventory

Raw materials are valued at the lower of cost and replacement cost. Cost is determined on a weighted average basis. Work in process is valued at the lower of cost and net realizable value. The cost of work in process and finished goods includes the cost of raw material, direct labour and an allocation of related overheads.

(d) Foreign currency translation

Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the historical rates. Revenues and expenses are translated at the average rates for the year except for amortization that is translated at historical rates. Translation gains and losses are included in earnings.

3. Significant accounting policies (continued)

(e) Property and equipment and amortization

Property and equipment are recorded at cost. Depreciation is calculated using the following methods and annual rates:

Manufacturing and office equipment	20% declining balance
Leasehold improvements	Lesser of lease term and 20% straight-line

(f) Intangibles assets

Intangible assets with finite lives are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method over the following period:

Licenses	Lesser of term of licensing agreements or ten years

(g) Impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

(h) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. They are measured using enacted and substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered in income in the period in which the change occurs including any change in applicable future tax rates.

(i) Revenue recognition

The Company recognizes equipment rental and service revenue over the term of the applicable operating service agreements after the rental and/or service has been provided. Sales of product are recognized as revenue pursuant to contractual arrangements when title passes to the customer as goods are shipped, provided that at the time of shipping the amount is determinable and collection of the sales proceeds is reasonably assured. The Company includes in revenues interest earned on cash and cash equivalents.

3. Significant accounting policies

(j) Stock-based compensation

The Company accounts for all stock-based payments granted on or after October 1, 2002, using the fair value based method. The method consists of expensing the fair value of stock-based awards over the vesting period of the options granted. Upon exercise of the stock options, consideration received together with amounts previously recognized in contributed surplus is recorded as an increase in share capital. The Company's stock-based payments are measured at the fair value of the equity instruments issued at the date of grant using the Black-Scholes option pricing model. No options have been issued since March 3, 2004.

(k) Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. Settlement date accounting is used.

Classification

Cash and cash equivalents	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable	Other liabilities
Loan payable	Other liabilities

Held-for-trading

Held-for-trading financial assets are financial assets typically acquired for resale prior to maturity or that are designated as held-for-trading. They are measured at fair value at the balance sheet date. Fair value fluctuations including interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses are included in other income.

Loans and receivables

Loans and receivables are accounted for at amortized cost using the effective interest method.

Other liabilities

Other liabilities are recorded at amortized cost using the effective interest method and include all financial liabilities, other than derivative instruments.

Transaction costs

Transaction costs related to held-for-trading financial assets are expenses as incurred. Transaction costs related to other liabilities and loans and receivables are netted against the carrying value of the asset or liability and are then recognized over the expected life of the instrument using the effective interest method.

3. Significant accounting policies

(k) Financial instruments (continued)

Effective interest method

The Company uses the effective interest method to recognize interest income or expense which includes transaction costs or fees and premiums or discounts earned or incurred for financial instruments.

(l) Derivative instruments

Derivative instruments held-for-trading or speculative purposes or that are not eligible for hedge accounting are recognized on the balance sheet at their fair value, with change in fair value recognized in foreign exchange gain or loss.

(m) Earnings per common share

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding for that period. The Company uses the treasury stock method in calculating diluted earnings per share. This method requires that fully diluted net earnings per share to be calculated as if all common share equivalents had been exercised at the beginning of the reporting period of issue, and that the funds obtained thereby, were used to purchase common shares of the Company at the average trading price of the common shares during the year.

(n) Comparative figures

Certain of the comparative figures in the consolidated statements of cash flows have been reclassified to conform to the current period presentation.

(o) Recent accounting pronouncements

CICA Handbook Section 1400, *General Standards of Financial Statement Presentation*, requires an entity to assess and disclose an entity's ability to continue as a going concern. This Section is applicable to financial statements relating to fiscal years beginning on or after January 1, 2008.

CICA Handbook Section 3031, *Inventories*, provides more guidance on the measurement and disclosure requirements for inventories. This Section is applicable to financial statements relating to fiscal years beginning on or after January 1, 2008.

The Company will adopt these new standards for its fiscal year beginning October 1, 2008 and is currently evaluating the impact on the adoption of these new Sections on its consolidated financial statements.

3. Significant accounting policies

(p) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that year 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended September 20, 2010. The Company is currently evaluating the impact the adoption of IFRS will have on its consolidated financial statements.

4. Sale of Corrections Division

In September 2006, the Company sold its Corrections Division (offender electronic monitoring) which included its subsidiary, On Guard Plus Limited, for $3,194,241 less transaction costs of $55,713. The net proceeds were $2,638,528 after deducting a holdback receivable of $500,000.

The Company subsequently received additional proceeds from the sale related to certain unresolved contingencies. The outcome of such contingencies are recorded as a gain from discontinued operations, net of expenses and taxes in the amount of $108,294 (2007 - $16,402).

5. Holdback receivable

	2008	2007
	$	$
Balance, beginning of year	**555,278**	500,000
Payment received	**(555,278)**	-
Interest accrued in discontinued operations	**-**	55,278
Balance, end of year	**-**	555,278

6. Inventory

	2008	2007
	$	$
Raw materials	**254,720**	260,897
Work in progress	**88,402**	21,012
Finished goods	**58,380**	47,055
	401,502	328,964

7. Property and equipment

			2008
	Cost	**Accumulated depreciation**	**Net book value**
	$	**$**	**$**
Manufacturing and office equipment	**305,252**	**281,998**	**23,254**
Leasehold improvements	**23,463**	**4,288**	**19,175**
	328,715	**286,286**	**42,429**

			2007
	Cost	Accumulated depreciation	Net book value
	$	$	$
Manufacturing and office equipment	270,319	256,781	13,538
Leasehold improvements	5,971	1,214	4,757
	276,290	257,995	18,295

8. Other assets

			2008
	Cost	**Accumulated amortiation**	**Net book value**
	$	**$**	**$**
Licenses	**59,175**	**46,216**	**12,959**

			2007
	Cost	Accumulated amortization	Net book value
	$	$	$
Licenses	55,566	40,874	14,692

9. Loans payable

	2008	2007
	$	$
Loan payable, unsecured without interest	**-**	9,694
4% Notes payable, unsecured	**-**	9,695
	-	19,389

10. Income taxes

(a) Provision for income taxes is as follows:

	2008	2007
	$	$
Current income taxes	**45,302**	-
Future income taxes	-	42,004
Benefit of previously unrecognized losses	-	(42,004)
	-	-

(b) The Company's income tax expense for the years ended September 30 is as follows:

	2008	2007
	$	$
Canadian statutory tax rate	**34.12%**	34.12%
Income tax recovery at statutory rates	**(13,653)**	(72,901)
Provision for income taxes on permanent differences	**2,432**	23,992
Effect of tax rates in foreign jurisdictions	**8,671**	6,704
Benefit of previously unrecognized losses	**47,852**	42,205
	45,302	-

(c) The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets is as follows:

	2008	2007
	$	$
Assets		
Depreciation and amortization	**758,299**	756,627
Share issuance cost	**33,592**	68,922
Operating loss carryforwards (Note 10 (d))	**2,236,994**	2,190,854
	3,028,885	3,016,403
Less: Valuation allowance	**(3,028,885)**	(3,016,403)
	-	-

(d) At September 30, 2008, the Company had the following loss carryforwards available for tax purposes, the benefit of which is reflected above (Note 10 (c)).

	$	Expiry
Canada	6,556,255	2010-2014

11. Share capital

Authorized

Unlimited common shares without par value

Issued

	Number of shares	Amount
		$
Issued, September 30, 2006	18,812,213	14,500,112
Less: Cancellation of escrowed shares	(53,571)	-
Issued, September 30, 2007 and 2008	18,758,642	14,500,112

Options issued and exercisable

	Number of options	Exercise price	Expiry date
		$	
Outstanding, September 30, 2006	437,500	0.40	October 22, 2008
Less: Cancelled during the year	(75,000)	0.40	October 22, 2008
Outstanding, September 30, 2007	362,500	0.40	October 22, 2008
Less: Cancelled during the year	-	0.40	October 22, 2008
Outstanding, September 30, 2008	362,500	0.40	October 22, 2008

Subsequent to September 30, 2008, the 362,500 options outstanding expired unexercised.

12. Supplementary cash flow information

(a) *Change in non-cash operating working capital*

	2008	2007
	$	$
Accounts receivable	**42,175**	146,300
Inventory	**(72,538)**	(28,424)
Prepaids	**(7,379)**	20,833
Accounts payable and accrued liabilities	**96,663**	41,297
Customer deposits	**2,978**	(5,819)
Income taxes payable	**40,440**	-
	102,339	174,187

12. Supplementary cash flovinformation (continued)

(b) *Interest and income taxes*

	2008	2007
	$	$
Interest paid	-	-
Income taxes paid	4,863	-

(c) *Non-cash transaction*

	2008	2007
	$	$
Loss on transfer of asset (Note 13)	-	128,298

(d) *Cash and cash equivalents*

Cash and cash equivalents is comprised of:

	2008	2007
	$	$
Cash	791,861	556,167
Money market funds	1,553,861	1,103,465
	2,345,722	1,659,632

13. Tansactions ith related parties

The following transactions are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Management fees of $78,000 (2007 - $79,000) charged by companies controlled by individuals who are officers or directors of the Company. As part of the settlement of a management contract in 2007, the Company transferred life insurance policies for their cash surrender value, recording a loss on this transaction in fiscal 2007 of $128,298. In addition, the Company had a loss of $82,486 being loans outstanding against the policies. As of September 30, 2008, amounts owing to these individuals included in accounts payable and accrued liabilities totaled $101,181 (2007 - $104,155). Fees of $78,806 (2007 - $27,808) in relation to legal services provided were paid to a law firm, a partner of which was a related party during the year.

14. Commitments

The minimum annual rentals payable under the terms of operating leases for premises are as follows:

	$
2008	82,209
2009	80,931
2010	83,314
2011	85,841
2012-2017	427,127
	759,422

In addition, the Company rents premises on a month to month basis with annual lease payments of approximately $3,600.

15. Capital riskmanagement

Management defines capital as long-term debt plus shareholders' equity, that includes accumulated other comprehensive loss. Management's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements and preserve financial flexibility in order to benefit from potential opportunities that may arise. Management considers changes in economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities in managing its capital.

16. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, holdback receivable, accounts payable and accrued liabilities and loans payable.

The Company has classified cash and cash equivalents as held-for-trading measured at fair value with any gains or losses identified during periodic evaluations recorded in net income.

Accounts and holdback receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. The carrying value of these financial assets approximates their fair value due to the relatively short period to maturity.

Accounts payable and accrued liabilities, deferred revenue and loans payable are classified as other financial liabilities and measured at amortized cost. The carrying value of these other financial liabilities approximates fair value due to the relatively short period to maturity.

Financial risk management

The Company's activities expose it to a variety of financial risks including market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. Management reviews these risks on an ongoing basis to ensure that the risks are appropriately managed. The Company may use foreign exchange forward contracts to manage exposure to fluctuations in foreign exchange from time to time. The Company does not have a practice of trading derivatives and has none outstanding at September 30, 2008.

16. Financial instruments (continued)

(a) Interest rate risk

The Company's objective in managing interest rate risk is to monitor expected volatility in interest rates while also minimizing financing expense levels. Interest rate risk mainly arises from fluctuations of interest rates and the impact on the return earned on cash and the expense on floating rate debt. On an ongoing basis, management monitors changes in short-term rates and considers long-term forecasts to assess potential cash flow impacts to the Company. The Company does not currently hold any financial instruments to mitigate its interest risk. Cash earns interest based on market interest rates and there is no floating rate debt outstanding.

(b) Foreign exchange risk

The Company operates on an international basis and is subject to foreign exchange risk exposures arising from transactions denominated in a foreign currency. The Company's objective is to minimize the impact of the volatility related to financial assets and liabilities denominated in a foreign currency where possible through effective cash flow management. Foreign currency exchange risk is limited to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. On an ongoing basis, management monitors changes in foreign currency exchange rates as well as considering long-term forecasts to assess the potential cash flow impact to the Company. The Company has elected not to actively manage the foreign exchange exposures at this time. The impact of a 10% change in foreign exchange rates between the Canadian and U.S. dollar on the Company's results of operations or financial position would not be significant.

(c) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and cash equivalents and accounts receivable. The Company manages the credit risk associated with its cash by placing its funds with reputable financial institutions and investing in only highly rated securities that are traded on active markets and are capable of prompt liquidation. Credit risk for accounts and holdback receivables are managed through established credit monitoring activities. The Company also mitigates its credit risk on trade accounts receivable by obtaining a cash deposit from certain customers.

The Company has a concentration of customers in government agencies and law enforcement. Losses under trade accounts receivable have been historically insignificant. The credit worthiness of new customers is subject to review by management and that of existing customers is monitored.

The Company reviews its trade receivable accounts regularly and amounts are written down to their expected realizable value when the account is determined not to be fully collectible. The bad debt expense is charged to net income in the period that the account is determined to be doubtful. The Company does not currently have an allowance for doubtful accounts.

16. Financial instruments (continued)

(d) Liquidity risk

The Company's objective related to liquidity risk is to effectively manage cash flows to minimize the exposure that the Company will not be able to meet its obligations associated with financial liabilities. On an ongoing basis, the Company manages liquidity risk by maintaining adequate cash balances. Management believes that forecasted cash flows from operating activities will provide sufficient cash requirements to cover the Company's forecasted normal and budgeted operating and capital expenditures.

17. Segmented information

The Company only operates in one segment, being the manufacture and sale of wireless radio frequency identification equipment. In 2006, the Company disposed of its Corrections Division (Note 4). Previous to this the Company had operated in two segments - Corrections and Law Enforcement. As a result of the disposal and treatment of Corrections as a discontinued operation, the Company reassessed its operations and determined it operated in a single segment. As a result, historical segmented results for the Company have been restated with the result that the Corrections segment is disclosed as discontinued operations (Note 4). All of the Company's long-lived assets are located in the United States.

18. Legal matters

The Company has received notice of a legal suit in which it is named as a defendant. Management believes the suit has no merit and is defending against the suit. No accrual has been made in the Company's accounts as the outcome of the lawsuit is currently unknown.

Wireless2 Technologies Inc.

Management's discussion & analysis
as at January 23, 2009

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in this Annual Report. Additional information relating to the Company is filed on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management below. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

General overview

Wireless2 Technologies Inc. ("Wireless2") is incorporated under the laws of British Columbia with its corporate head office located in Surrey, British Columbia. Wireless2's wholly owned subsidiary, Tactical Technologies Inc. ("Tactical"), has manufacturing facilities in Holmes, Pennsylvania.

The Company's core business is the manufacture and sale of sophisticated surveillance equipment to the Law Enforcement Community. Since 2006, the Company has operated in one segment, Law Enforcement, being the manufacture and sale of wireless radio frequency identification equipment.

The consolidated financial statements include the results, financial position and cash flows of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

Revenues include the gross amount billed to customers for sales of products and related services plus interest earned on cash balances. Cost of sales includes direct expenses related to the manufacture of products sold.

Selected annual information

	Years ended September 30,		
	2008	2007	2006
	$	$	$
Total revenues	3,160,002	3,284,665	2,501,333
Loss before discontinued operations	(85,317)	(268,940)	(95,274)
Income from discontinued operations	108,294	16,402	1,574,731
Net income (loss)	22,977	(252,538)	1,479,457
Net income (loss) per common share - Basic and diluted	0.00	(0.01)	0.80
Total assets	3,119,193	2,928,239	3,333,101
Long-term debt	-	-	-

The Corrections Division operations are considered discontinued operations for all fiscal periods shown. Revenues increased in fiscal 2007 as a result of increased sales to the United States Federal Government.

Results of operations

The consolidated financial statements for the year ended September 30, 2008 include the results and financial position of Wireless2 Technologies Inc., and its wholly owned subsidiary. The Company sold its Corrections Division in September, 2006 – See Note 4 to the consolidated financial statements. Accordingly, the operating results of the Corrections Division have been classified as a discontinued operation. The Company derives the majority of its revenues in United States dollars.

Revenues for the year ended September 30, 2008 decreased by $124,663 or 4% to $3,160,002. Included in revenues is interest of $47,371 (2007 - $47,244) earned on cash balances. Gross profit for 2008 was 38% of revenues and $1,210,975 compared to 42% and $1,384,818 for 2007 due largely to product mix.

Operating costs

In fiscal 2008, operating expenses comprised of sales and marketing, general and administration, research and development, financing charges, depreciation and amortization and foreign exchange loss (gain) decreased $402,768 to $1,250,990 compared with $1,653,758 in fiscal 2007. General and administration expense decreased $135,142 due to higher professional fees in 2008 compared to 2007 offset by the cost of the settlement of a management contract for $210,784 in fiscal 2007. Fiscal 2007 also includes the cost of the settlement of a management contract for $210,784. Sales and marketing expense decreased $80,851 to $506,515 because of lower staffing levels and commissions. Foreign exchange in 2008 was a gain of $38,040 compared to a loss of $77,649 in 2007.

Gain on sale of Corrections Division

The sale of the Corrections Division in September 2006 resulted in a gain on sale of $2,499,545 being recorded. The sale generated net cash proceeds of $2,638,538, exclusive of a holdback receivable of $500,000, most of which was used to repay debt (see Capital Resources and Financing activities below). The Company received additional proceeds of $108,294 in 2008 to resolve certain contingencies under the agreement for sale, and collected the holdback receivable plus interest.

Income from discontinued operations

For 2008, the income from discontinued operations of $108,294 arises from the full amount of the settlement of certain contingencies arising from the sale of the Corrections Division. For 2007 the amount includes a provision for non recovery of a deposit of $12,642, legal fees of $16,316 related thereto and miscellaneous other amount of $9,918, net of interest accrued, for net income from discontinued operations of $16,402.

Quarterly results - 2008

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	$	$	$	$
Revenues from continuing operations	772,584	898,482	701,244	787,692
(Loss) income before discontinued operations	(9,391)	37,539	(45,218)	(68,247)
Income from discontinued operations	-	-	108,294	-
Net (loss) income	(9,391)	37,539	63,076	(68,247)
Net (loss) income per common share - Basic and diluted	(0.00)	0.00	(0.00)	(0.00)

Quarterly results - 2007

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	$	$	$	$
Revenues from continuing operations	689,074	989,453	713,431	892,708
(Loss) income before discontinued operations	(45,643)	45,236	(98,933)	(169,600)
(Loss) income from discontinued operations	-	-	(9,917)	26,319
Net (loss) income	(45,643)	45,236	(108,850)	(143,281)
Net (loss) income per common share - Basic and diluted	(0.00)	0.00	(0.00)	(0.01)

A significant proportion of the Company's revenues and expenses are generated in U.S. dollars. Revenues and expenses for 2008 and 2007 were reduced as the average exchange rate fell from 1.14 in 2006 to 1.11 in 2007 and 1.01 in 2008.

Fourth quarter of 2008

Revenues for the fourth quarter decreased to $787,692 in 2008 from $892,708 the prior year. Gross profit for the quarter was $272,817 (35%) as compared to $422,721 (47%) in 2007. The decrease in the gross profit percentage is attributable to the mix of products delivered. Net loss for the fourth quarter was a loss of $68,247 as compared to a loss of $143,281 in the 2007 fourth quarter. Basic and diluted income (loss) per common share was ($0.00) in 2008 compared to ($0.01) in 2007.

Liquidity

Working capital at the end of fiscal 2008 was $2,588,334 compared to $2,540,473 at the end of fiscal 2007. Working capital increased in 2008 because of the net income for the year and the settlement of certain contingencies arising from the sale of the Corrections Division.

Cash flow from operations

Cash flow from continuing operations was $77,542 compared to cash used of $20,500 in fiscal 2007. Of this amount, $102,339 was cash flows from working capital items compared to $174,187 in the previous year. The cash flow from continuing operations in 2008 was assisted by the collection of accounts receivable and an increase in accounts and income taxes payable.

Investing activities

During fiscal 2008, the Company purchased equipment and other assets totaling $35,636 compared to $15,787 during fiscal 2007. The Company collected the holdback receivable of $555,278, relating to the sale of the Corrections Division in 2006.

Financing activities

During fiscal 2008, the Company repaid the balance of loans payable of $19,389 as compared to loan repayments of $109,670 on 2007.

Capital resources

At September 30, 2008, the Company had working capital of $2,588,334, as compared to $2,540,473 at September 30, 2007. The Company has no long term debt or loans outstanding and had 18,769,711 common shares issued and outstanding at September 30, 2008.

The Company had no commitments for material capital expenditures as of September 30, 2008.

Capital resources (continued)

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated.

The Company has no exposure to asset backed commercial paper.

Management has reviewed its funding requirements and operations in light of current economic conditions. Management believes the Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

Contractual obligations					Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Operating leases	759,422	82,209	164,245	174,512	338,456
Total contractual obligations	759,422 *	82,209 *	164,245	174,512	338,456

* Not including purchase commitments to suppliers

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements in place.

Transactions with related parties

The following transactions are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Management fees of $78,000 (2007 - $79,000) are charged by companies controlled by individuals who are officers or directors of the Company. As part of the settlement of a management contract, the Company transferred life insurance policies for their cash surrender value. The loss on this transaction of $128,298 is included in discontinued operations. In addition, the Company accrued a loss of $82,486 being loans outstanding against the policies.

As of September 30, 2008, amounts owing to these companies were included in accounts payable and accrued liabilities and totaled $101,181 (2007 - $104,155). Fees in relation to legal services provided of $78,806 (2007 - $27,808) were paid to a law firm, a partner of which was a related party during the year.

Legal matters

The Company has received notice of a legal suit in which it is named as a defendant. Management believes the suit to be incorrect and is defending against the suit.

Critical accounting estimates

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

Critical accounting estimates (continued)

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets, goodwill, stock based compensation and income tax loss benefits, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 2 to the consolidated financial statements.

Subsequent events

None

Looking forward

Wireless2 has been looking at business opportunities during 2008 and 2007 and will continue to search for technologies which will provide growth opportunities and shareholder value. At present, Tactical continues to be successful in its field and generates approximately $3.0 million in revenues annually. Tactical had a backlog of approximately $450,000 at September 30, 2008 which is reduced approximately 40 percent from prior periods. Tactical is currently assessing the effect of the economic downturn on its operations and reducing labour costs and expenses where possible.

Capital risk management

Management defines capital as long term debt plus shareholders' equity, which includes accumulated other comprehensive loss which totaled $2,656,170 at September 30, 2008. Management's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements and preserve financial flexibility in order to benefit from potential opportunities that may arise. Management considers changes in economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities in managing its capital.

Financial risk management

The Company's activities expose it to a variety of financial risks including market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. Management reviews these risks on an ongoing basis to ensure that the risks are appropriately managed. The Company does not have a practice of trading derivatives and has none outstanding at September 30, 2008.

Interest rate risk

The Company's objective in managing interest rate risk is to monitor expected volatility in interest rates while also minimizing financing expense levels. Interest rate risk mainly arises from fluctuations of interest rates and the impact on the return earned on cash and the expense on floating rate debt. On an ongoing basis, management monitors changes in short term rates and considers long term forecasts to assess potential cash flow impacts to the Company. The Company does not currently hold any financial instruments to mitigate its interest risk. Cash earns interest based on market interest rates and there is no floating rate debt outstanding.

Foreign exchange risk

The Company operates on an international basis and is subject to foreign exchange risk exposures arising from transactions denominated in a foreign currency. The Company's objective is to minimize the impact of the volatility related to financial assets and liabilities denominated in a foreign currency where possible through effective cash flow management. Foreign currency exchange risk is limited to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. On an ongoing basis, management monitors changes in foreign currency exchange rates as well as considering long term forecasts to assess the potential cash flow impact to the Company. The Company has elected not to actively manage the foreign exchange exposures at this time. The impact of a 10% change in foreign exchange rates between the Canadian and U.S. dollar on the Company's results of operations or financial position would not be significant.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and accounts receivable. The Company manages the credit risk associated with its cash and cash equivalents by placing its funds with reputable financial institutions and investing in only highly rated securities that are traded on active markets and are capable of prompt liquidation. Credit risk for accounts and holdback receivables are managed through established credit monitoring activities. The Company also mitigates its credit risk on trade accounts receivable by obtaining a cash deposit from certain customers.

The Company has a concentration of customers in government agencies and law enforcement. Losses under trade accounts receivable have been historically insignificant. The credit worthiness of new customers is subject to review by management and that of existing customers is monitored.

The Company reviews its trade receivable accounts regularly and amounts are written down to their expected realizable value when the account is determined not to be fully collectible. The bad debt expense is charged to net income in the period that the account is determined to be doubtful. The Company does not currently have an allowance for doubtful accounts.

Liquidity risk

The Company's objective related to liquidity risk is to effectively manage cash flows to minimize the exposure that the Company will not be able to meet its obligations associated with financial liabilities. On an ongoing basis, Management manages liquidity risk by maintaining adequate cash balances. Management believes that forecasted cash flows from operating activities will provide sufficient cash requirements to cover the Company's anticipated normal operating and capital expenditures.

Business risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on the financial results as at September 30, 2008.

Changes in accounting policies including initial adoption

The Company adopted certain new accounting policies beginning January 1, 2007 as required by GAAP. A summary of the newly adopted accounting policies is included herein.

Financial instruments, equity and comprehensive income

Effective October 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 3855, *Financial Instruments - Recognition and Measurement*; Section 3861, *Financial Instruments - Disclosure and Presentation*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*; and Section 3251, *Equity*, prospectively without restatement of prior periods.

Section 1530 provides guidance on the reporting and presentation of comprehensive income. Comprehensive income is the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those from investments by owners and distributions to owners. Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income calculated in accordance with GAAP. Subsequent to the adoption of this new standard, the Company recorded unrealized gains and losses on the translation of self sustaining foreign operations in other comprehensive income.

Under Section 3855, financial assets and liabilities are classified as either held-for-trading, available for sale, loans and receivables, investments held to maturity and other financial liabilities. Financial assets classified as held-for-trading and available for sale are measured on the balance sheet at fair value. Subsequent change in the fair value of held-for-trading financial assets is recognized into net income immediately. Changes in the fair value of financial assets available for sale are recorded in comprehensive income until the investment is derecognized or impaired at which time amounts would be recorded to net income. Loans and receivables, investments held to maturity and other financial liabilities are measured on the balance sheet at amortized cost. All derivative instruments of the Company, including those embedded in other financial instruments, are recorded at fair value and classified as held-for-trading.

Upon adopting Section 3855 and 3861, the Company classified its financial assets and liabilities of cash and cash equivalents, accounts and holdback receivable, accounts payable and accrued liabilities, customer deposits and loans payable as held-for-trading financial instruments. Adoption of this new standard did not have an impact on the Company's consolidated financial statements.

Section 3865 replaces and expands prior guidance on hedging relationships by prescribing when and how hedge accounting may be applied. Application of hedge accounting is optional. The Company has not entered into any hedge arrangements during the year. At September 30, 2008 and 2007, there were no outstanding contracts.

Section 3251 requires separate presentation of changes in equity for the period from net income, accumulated other comprehensive income, contributed surplus, share capital and reserves. The adoption of the new standard did not have a material impact on the presentation of equity of the Company.

Accounting changes

Effective October 1, 2006, the Company adopted CICA Section 1506, Accounting Changes. The new standard allows for voluntary changes in an accounting policy only when the changes result in the financial statements providing reliable and more relevant information, requires a change in accounting policy to be applied retroactively unless impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. It includes the disclosure, on an interim and annual basis, of a description and impact on the Company's financial results of any new primary source of GAAP that has been issued but is not yet effective. The adoption of the new standard did not have an impact on the Company's financial position or on the results of its operations.

Changes in accounting policies including initial adoption (continued)

Accounting changes (continued)

In December, 2006, the CICA issued Handbook Section 1535, *Capital Disclosures*. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2007. This new standard did not have a material effect on the Company's consolidated financial statements or on its results of operations. See Note 15 of the consolidated financial statements.

In December 2006, the CICA issued Handbook Sections 3862, *Financial Instruments - Disclosures*, and 3863, *Financial Instruments - Presentation*, which will replace Section 3861, *Financial Instruments - Disclosure and Presentation*. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and are effective for the Company's interim and annual reporting periods beginning October 1, 2007. This new standard did not have a material effect on the Company's consolidated financial statements. See Note 16 of the consolidated financial statements.

In March 2007, the CICA issued Handbook Section 3031, *Inventories*, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. The Company will adopt these recommendations retrospectively beginning October 1, 2008. The adoption of this standard had no impact on the current or previous operating results of the Company.

Recent accounting pronouncements

In February, 2008, the CICA Accounting Standards Board ("AcSB") confirmed October 1, 2011 as the official changeover date for publicly listed Canadian companies to start reporting under International Financial Reporting Standards ("IFRS"). The Company is in the process of developing a conversion plan to assess the training and education requirements, the impact on accounting policies, information systems, internal controls over financial reporting and business activities.

In February 2008, the CICA issued Section 3064, *Goodwill and Intangible Assets*, replacing Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*. The standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the standard for its fiscal year beginning October 1, 2008. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets by profit-oriented enterprises. The company is currently evaluating the impact of adopting the standard.

Disclosure controls and procedures

The Chief executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining the Company's disclosure controls and procedures and internal controls over financial reporting to provide reasonable assurance that material information about the Company and its subsidiaries would have been known to them and regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The CEO and CFO have evaluated and concluded that the Company's disclosure controls and procedures are adequately designed and effective for providing reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would have been known to them as of the fiscal year ended September 30, 2008.

Disclosure controls and procedures (continued)

As well, as of the end of the fiscal year ended September 30, 2008, the CEO and CFO have evaluated and concluded that the Company's internal controls over financial reporting have been adequate to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. However, control systems, no matter how well designed and operated, have inherent limitations, therefore, those systems, although determined to be adequately designed, can provide only reasonable assurance that the objectives of the system are met.

During the fiscal year ended September 30, 2008, there was no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

"Doug H. Blakeway"

President & Chief Executive Officer

January 23, 2009

"Ian M. Brown"

Chief Financial Officer

January 23, 2009

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
WIRELESS2 Technologies Inc.
Director, Chairman & Chief Executive Officer
TACTICAL Technologies Inc.

Ian M. Brown
Director, Vice President, Secretary & Chief Financial Officer
WIRELESS2 Technologies Inc.

Richard B. Snyder
President
TACTICAL Technologies Inc.

Bernhard J. Zinkhofer*
Director
WIRELESS2 Technologies Inc.

Kenneth R. Tolmie*

Director, Audit Committee Chairman
WIRELESS2 Technologies Inc.

*Denotes member of Audit Committee

Corporate Information

WIRELESS2 Technologies Inc. (Canada)
103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5

eMail: wire2tec@gmail.com

Stock Exchange Listing
TSX Venture Exchange Symbol – **WIT**
In the USA, Sec. 12g – exemption #82-1548
Trade USA Pink Pages Symbol - **SGTKF**

Wholly-owned subsidiaries
TACTICAL Technologies Inc. (United States)

Strategic Monitoring Services, Inc. (inactive)

Legal Counsel and Records Office
Lang Michener
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Auditors: **Deloitte & Touche LLP**

Bankers: **Toronto Dominion Bank**

Common Shares Authorized: Unlimited

Common Shares Issued: 18,758,642
(at December 24, 2007)

File No: 82-1548
Exemption 12g3-2(b)

WIRELESS2 TECHNOLOGIES INC.
#103 - 6592 - 176th Street
Surrey, British Columbia
V3S 4G5
Telephone No.: (604) 576-8658 Fax No.: (604) 576-0436

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (the "Meeting") of Shareholders of **Wireless2 Technologies Inc.** (the "Company") will be held at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, on March 16, 2009, at 11:00 a.m., local time, for the following purposes:

1. To receive the financial statements of the Company for its fiscal year ended September 30, 2008, together with the auditor's report thereon and the related management discussion and analysis;

2. To elect directors of the Company for the ensuing year;

3. To appoint an auditor of the Company for the ensuing year;

4. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If your shares are held in a brokerage account you are not a registered shareholder. Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that your shares will be voted at the Meeting.

DATED at Surrey, British Columbia, February 9, 2009.

BY ORDER OF THE BOARD

"Douglas H. Blakeway" (signed)

Douglas H. Blakeway,
President and Chief Executive Officer

File No 82-1548
Exemption 12g3-2(b)

SEC Mail Processing Section

MAR 16 2009

Washington, DC
100

WIRELESS2 TECHNOLOGIES INC.
#103 - 6592 - 176th Street
Surrey, British Columbia V3S 4G5
Telephone No.: (604) 576-8658 Fax No.: (604) 576-0436

INFORMATION CIRCULAR
as at February 6, 2009

This Information Circular is furnished in connection with the solicitation of proxies by the management of Wireless2 Technologies Inc. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on March 16, 2009 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to **Wireless2 Technologies Inc.** "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Company. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

The only methods by which you may appoint a person as proxy are set out in the proxy for the Meeting.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a) completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b) using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c) using the internet through the website of the Company's transfer agent at www.computershare.com/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and**

returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed February 6, 2009 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed for trading on the TSX Venture Exchange (the "TSXV"). As of February 6, 2009, there were 18,769,711 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred shares. There were no Preferred shares issued and outstanding as at February 6, 2009.

To the knowledge of the directors and executive officers of the Company, there were no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at February 6, 2009.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current four directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act* (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's four nominees for election as directors (the "Board"), all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction as at February 6, 2009.

Nominee Position with the Company and Province or State and Country of Residence	**Occupation, Business or Employment(1)**	**Period as a Director of the Company**	**Common Shares Beneficially Owned or Controlled(1)**
Douglas H. Blakeway President, Chief Executive Officer and Director British Columbia, Canada	Full-time consultant providing services to G4S Justice Services (Canada), Inc. President and Chief Executive Officer of the Company	Since May 4, 1984.	1,597,031
Ian M. Brown Vice-President, Finance, Chief Financial Officer, Secretary and Director British Columbia, Canada	Semi-retired, part-time Chief Financial Officer and Secretary of the Company	Since February 10, 1998	58,000
Kenneth R. Tolmie Director British Columbia, Canada	Vice-President, Finance, International P.E.T. Diagnostics Inc.	Since April 15, 1987	54,857
Bernhard J. Zinkhofer(5) Director British Columbia, Canada	Partner, Lang Michener LLP Barristers & Solicitors.	April 15, 1993 to July 23, 2004 and since February 15, 2007.	234,271

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants, P.O. Box 49279, Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the

Company at a remuneration to be fixed by the directors. Deloitte & Touche LLP was first appointed auditor of the Company on February 1996.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter can be viewed on Sedar at www.Sedar.com and/or as Schedule "A" attached to the information circular for the February 15, 2006 annual general meeting.

Composition of the Audit Committee

The members of the audit committee are Douglas H. Blakeway, Kenneth R. Tolmie and Bernhard J. Zinkhofer. A majority of the members of the audit committee are independent. Kenneth R. Tolmie and Bernhard J. Zinkhofer are independent members of the audit committee. Mr. Blakeway is not independent as he is the President and Chief Executive Officer of the Company. All members are considered to be financially literate. Mr. Zinkhofer lawyer and chartered accountant.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

The current members of the audit committee either have university, college level education or extensive business and financial experience. In particular, each of the members of the audit committee has

- an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
- experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and
- an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than Deloitte & Touche LLP.

Reliance on Certain Exemptions

The Company's auditor, Deloitte & Touche LLP, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The specific policies and procedures for the engagement of non-audit services are set out in Section 4 of the Company's audit committee charter.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Deloitte & Touche LLP to the Company to ensure auditor independence. Fees incurred with Deloitte & Touche LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended September 30, 2007.	Fees Paid to Auditor in Year Ended September 30, 2008.
Audit Fees(1)	$69,940	$45,440
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$17,500	Nil
All Other Fees(4)	Nil	$1,134
Total	$68,000	$46,574

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Constitution and Independence of the Board

The members of the Board are evenly divided between independent and non-independent directors independent directors however the Board believes it is able to act independently from management. The Board is currently comprised of four persons, of whom two (Messrs. Tolmie and Zinkhofer) are independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

The following table outlines the Company's independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Douglas H. Blakeway	Non-Independent **Basis for determination:** Serves as President and Chief Executive Officer of the Company
Kenneth R. Tolmie	Independent
Ian M. Brown	Non-Independent **Basis for determination:** Serves as Chief Financial Officer, Secretary and Vice-President, Finance
Bernhard J. Zinkhofer	Independent **Basis for determination:** While the law firm of which he is a partner provides legal services to the Company, the arrangement can be cancelled at any time by either party and the amounts billed are not considered to be of a level where a reasonable person could question whether the amounts impact the ability of Mr. Zinkhofer to act independently.

The Board continues to focus on developing its independence from management. The independent members of the Board meet without management after every quarterly Board meeting. Since September 30, 2007, there have been 5 such meetings. Furthermore, individual directors may engage an outside advisor at the expense of the Company in appropriate circumstances, and the independent directors have retained independent advice on occasion.

Mr. Blakeway is a director of QHR Technologies Inc. and Legend Power Systems Inc., both of which are reporting companies listed on the TSX Venture exchange.

Mr. Zinkhofer is a director of Austral Pacific Energy Ltd. (TSXV). Mr. Zinkhofer is also Secretary of Inviro Medical Inc. (an unlisted reporting company) and Getty Copper Inc. (TSXV) and Co-secretary of Great Basin Gold Ltd. (TSX).

The attendance record of directors is as follows:

Attendance Record of Directors Since September 30, 2007		
Name	**Board Meetings Attended**	**% of Board Meetings Attended**
Douglas H. Blakeway	5	100
Kenneth R. Tolmie	5	100
Ian M. Brown	5	100
Bernhard J. Zinkhofer	5	100

Board Mandate

The Board has not adopted a formal mandate but understands that its role is to assume responsibility for the overall stewardship and development of the corporation and monitoring of its business decisions, (ii) identification of the principal risks and opportunities of the Company's business and ensuring the implementation of appropriate systems to manage these risks, (iii) ethical management and succession planning, including appointing, training and monitoring of senior management and directors, (iv) implementation of a communication policy for the corporation, and (v) the integrity of the corporation's internal financial controls and management information systems. There are two primary Canadian regulatory policies which deal with corporate governance and its disclosure namely National Instrument 58-101 and National Policy 58-201 (the "Policies"). The Policies suggest that the Company should maximize the number of independent directors generally and especially on committees of the Board and to formalize its governance practices with written charters and mandates which allow verification that they are being observed.

Upon completion of the sale of Company's offender curfew monitoring division in mid September, 2006, the Company has concentrated on the development of it's wholly owned subsidiary Tactical Technologies Inc. products and services in the law enforcement marketplace (the "Business"). The Company is currently looking at other business opportunities. The Board is of the view that the strategic planning process for the Company consists primarily of maintaining sufficient financial reserves in order to effectively compete in this business niche and to seek new opportunities. The principal risks to the Company's Business as it expands and introduces new products are that it will be unable to achieve a reasonable level of profitability in order to attract the capital needed to effectively compete in this high technology area. The Board does not consider succession planning to be of singular importance at this point in the Company's development given the relative age of the Company's current principal operating officers. The Board monitors the activities of the senior management through regular discussions between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good.

Mr. Zinkhofer and Mr. Tolmie are the only members of the compensation committee. The function of the compensation committee is to review the terms of employment of the Company's Chief Executive Officer and its Chief Financial Officer on an annual basis. There were no changes to the rate of compensation of either of these officers during fiscal 2008 other than Mr. Brown provided services on a part-time basis as needed.

The Company's small and entrepreneurial status makes the Board significantly reliant on the Company's two senior officers and the Board's verification of the Company's internal control and information systems is limited to annual discussions with the Company's auditors.

The Board has overall responsibility for the stewardship of the Company. The mandate includes:

(a) to the extent feasible, the responsibility to satisfy itself as to the integrity for the chief executive officer and other executive officers and that the chief executive officer and the other executive officers create a culture of integrity throughout the Company;

(b) responsibility for the adoption of a strategic planning process and approval of a strategic plan;

(c) responsibility for the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

(d) oversight over succession plan;

(e) responsibility for appointing, monitoring, evaluation and, where necessary, terminating senior management;

(f) responsibility for implementation of a communication policy for the Company regarding disclosure of corporate information;

(g) responsibility for the Company's internal control and management information systems including accounting systems, and

(h) responsibility for developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

Stewardship of the Company

The Company's Board of Directors is empowered by the BCA, the Company's Articles and the common and statutory law to manage, or supervise the management of, the affairs and business of the Company. The Board has not yet adopted any formal mandate and believes that the Company's current size warrants a less formal approach to governance.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to the audit and compensation committees. In addition, the Board requires that management not engage in an material transaction without the prior approval of the Board. Long-term strategies and annual operating and capital plans with respect to the Company's operations are developed by senior management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company's business. It has worked with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored. The Board reviews and discusses succession planning for senior management positions as part of the Company's planning process. All appointments of senior management are approved by the Board.

The Board has not developed a written position set of descriptions for its Board or management committees other than the audit committee charter. Inquiries by shareholders are directed to and dealt with by senior management. Corporate disclosure is reviewed by all Board members prior to its dissemination.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company's external auditors report directly to the Audit Committee. In its annual meetings with the external auditors, the Audit Committee discusses, among other things, the Company's financial statements and the adequacy and effectiveness of the Company's internal controls and management information systems.

Orientation and Continuing Education

When new directors are appointed, as part of the orientation program, they meet with senior management to discuss the Company's business, technology and industry and to discuss the responsibilities of directors. New directors will receive a binder of relevant corporate information, Board policies and historical and current operating and financial information, and may tour selected offices of the Company.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business. The Board has not adopted a Directors' Education Policy or requirement.

At this time the Board has not established a formal process for assessing its effectiveness or the contribution of individual members nor a formal education program. Board compensation is considered from time to time, however, the Company's limited resources are unable to provide compensation that realistically reflects the efforts and risks involved.

Ethical Business Conduct

The Board relies on the reputation and integrity of its members to conduct themselves and the business of the Company ethically. The Board believes it is justified in doing so. The Company has never received a complaint or allegation of unethical behaviour.

Audit Committee

The Audit Committee is comprised of three directors, Kenneth R. Tolmie (Chairman), Douglas H. BLakeway and Bernhard Zinkhofer. All of the members of the Audit Committee are financially literate.

The Audit Committee's mandate and responsibilities are detailed in its Charter, and include:

(i) assisting in the identification of the principal risks of the Company's business and, with the assistance of management, establishing procedures to ensure that these risks are monitored,

(j) overseeing the work of external auditors engaged for the purpose of preparing or issuing an audit report or related work,

(k) recommending to the Board the nomination and compensation of the external auditors,

(l) approving all non-audit services to be provided by the external auditors, and

(m) reviewing the Company's financial statements, MD&A and earnings press releases before the Company publicly discloses this information and satisfying itself that all regulatory compliance matters have been considered in the preparation of the financial statements of the Company.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets or exchanges e-mails at least quarterly to review quarterly financial statements and management's discussion and analysis and meets at least twice annually with the Company's external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company's internal control and management information systems and management's discussion and analysis and reviews the annual financial statements with the external auditor.

See "Audit Committee" in the Company's Annual Information Form for the year ended September, 2008 for more information concerning the Audit Committee and its members.

Compensation Committee

The Compensation Committee is currently comprised of two independent directors, Kenneth R. Tolmie, and Bernhard Zinkhofer.

This Committee's mandate includes

(a) assisting the Board in discharging the Board's responsibilities relating to executive officer and director compensation,

(b) providing oversight with respect to the evaluation of management, and

(c) providing oversight with respect to the Company's compensation strategies, practices and incentive compensation plans.

(d) This Committee has been empowered to ensure the effectiveness of the Company's executive officers and appropriate management continuity, including a succession plan for the chief executive officer and other executive officers. The Compensation Committee formally evaluates the performance of the chief executive officer and recommends to the board of directors the chief executive officer's compensation. It also ensures the reasonableness and appropriateness of the compensation arrangements and compensation level for all of the Company's executive officers. The Compensation Committee monitors the overall soundness and effectiveness of director, executive officer and employee compensation and benefit programs. The Committee reviews and makes recommendations to the Board on share incentive plans and related distributions. This Committee discusses compensation issues with the Board at least annually.

Corporate Governance and Nominations

The Board monitors corporate governance issues, including the governance of the Board and Board committees. The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

In performing these functions the Board's responsibilities are:

(a) developing the standards to be applied in assessing whether the Company's directors are independent;

(b) performing the annual evaluation of the effectiveness of the Board, its committees and individual directors which is done by annual meetings and self-examination;

(c) seeking out and recommending nominees for appointment, election or re-election to the Board and for appointment to Board committees;

(d) developing succession planning strategies for the Chair of the Board, and

(e) recommending the size of the Board and reporting on the profile of the directors in terms of experience, expertise, and such other areas deemed relevant to the current and future needs of the Company.

Other Board Committees

The Board has no other committees other than the audit committee and the compensation committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. These evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year of September 30, 2008 and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years of September 30 is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Com-pensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Douglas H. Blakeway President, Chief Executive Officer and Director	2008 2007 2006	35,000[(1)] 35,000[(1)] 180,000[(1)]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ian M. Brown Vice-President, Finance Chief Financial Officer, Secretary and Director	2008 2007 2006	16,535[(2)] 19,000[(2)] 71,200[(2)]	Nil Nil Nil	6,000[(3)] Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Richard Snyder President, Tactical Technologies	2008 2007 2006	89,958 93,446 103,240	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) These funds were paid to Geni D Ventures Inc., a company controlled by Mr. Blakeway.

(2) These funds were paid to Mackin Enerprises Ltd., a company controlled by Mr. Brown.

(3) Directors fees

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

No share options were granted to the Named Executive Officers during the financial year ended September 30, 2008.

No share options were exercised by the Named Executive Officers during the financial year ended September 30, 2008. The values of outstanding options at the end of the Company's financial year were as follows:

NAMED EXECUTIVE OFFICERS	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Douglas H. Blakeway	Nil	Nil	10,000/ Nil	Nil/ Nil
Ian M. Brown	Nil	Nil	100,000/ Nil	Nil/ Nil
Richard Snyder	Nil	Nil	40,000/ Nil	Nil/ Nil

No share options were re-priced on behalf of the Named Executive Officers during the financial year ended September 30, 2008. All previously granted options expired unexercised as of the date hereof.

Termination of Employment, Change in Responsibilities and Employment Contracts

The terms and conditions of the employment contract or arrangement between the Company or its subsidiary and a Named Executive Officer are:

(a) The Company retains Douglas H. Blakeway through a contract with his company Geni D Ventures Inc. which can be terminated without cause or termination fees by either party on 90 days notice.

(b) Mackin Enterprises Ltd. provides the executive financial services of Ian Brown, the Secretary and Chief Financial Officer of the Company.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants other than as set out herein.

The Company pays Mr. Tolmie and Mr. Brown the sum of $1,500 each per quarter for their services as a director of the Company. Mr. Tolmie was paid $6,000 during the fiscal year ended September 30, 2008 for his services as a director of the Company. Mr. Brown was paid $6,000 during the fiscal year ended September 30, 2008 for his services as a director of the Company. Mr. Zinkhofer does not receive director's fees per se but his time is charged as part of the legal services of his firm at regular rates. Mr. Zinkhofer's law firm invoiced $38,448 ($25,068 for 2007) for services rendered during fiscal year ended September 30, 2008. For the period Mr. Zinkhofer was a director from February 15, 2007- $17,576.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the "Plan") which was previously approved by shareholders on January 21, 2002. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The shareholders have approved the issuance of a maximum of 1,436,088 Common Shares under the Plan. All options expire on a date not later than five years after the date of grant of such option. As at February 6, 2009 there were no options outstanding.

The following table sets out equity compensation plan information as at the end of the financial year ended September 30, 2008.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by securityholders - (the Plan)	362,500	$0.40	1,513,336
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	362,500	$0.40	1,513,336

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended September 30, 2008, or has any interest in any material transaction in the current year.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

ADDITIONAL INFORMATION

The financial statements for the year ended September 30, 2008, report of the auditor and related management discussion and analysis as filed with the securities commissions in British Columbia, Alberta and Ontario and are specifically incorporated by reference into, and form an integral part of, this information circular. A copy of this material may be obtained by a Shareholder upon request without charge from Lynn Blakeway, Vice-President of the Company at Telephone No.: (604) 576-8658 or Fax No.: (604) 576-0436. Additional information relating to the Company and copies of the Company's interim financial statements and related management discussion and analysis may also be obtained from Ms. Blakeway. These documents and additional information are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Surrey, British Columbia, February 9, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas H. Blakeway" (signed)

Douglas H. Blakeway
President and Chief Executive Officer

File No. 82-1548
Exemption 12g3-2(b)

WIRELESS2 TECHNOLOGIES INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on March 16, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 am, Pacific Time, on Thursday, March 12, 2009.

Appointment of Proxyholder

I/We, being holder(s) of Wireless 2 Technologies Inc. hereby appoint: Douglas H. Blakeway, President, or failing him **Ian M. Brown**, Secretary,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of **Wireless 2 Technologies Inc.** to be held at 1500-1055 West Georgia Street, Vancouver, B.C. on Monday, March 16, 2009 at 11:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Douglas H. Blakeway	☐	☐	02. Ian M. Brown	☐	☐	03. Kenneth R. Tolmie	☐	☐
04. Bernhard J. Zinkhofer	☐	☐						

	For	Withhold
2. **Appointment of Auditors** Appointment of Deloitte & Touche LLP as Auditor of the Company for the ensuing year.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

File No. 82-1548
Exemption 12g3-2(b)

WIRELESS2 TECHNOLOGIES INC.
FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 97654T101
SCRIP CODE: STIQ

Registered holders and beneficial owners of Wireless2 Technologies Inc. (the "Company") are entitled to elect annually to have their names added to a supplemental mailing list in order to receive a copy of the Company's annual and quarterly interim financial statements and the corresponding management discussion and analysis ("MD&A") of those statements.

If you wish to receive printed copies of these materials for the Company, please complete this form and return it to:

WIRELESS2 TECHNOLGIES INC.
103 – 6592 – 176 Street
Surrey, BC V3S 4G5

☐ Please send me ONLY the audited financial statements and corresponding MD&A for fiscal 2008.

☐ Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements for 2008.

☐ Please send me BOTH the audited financial statements for fiscal 2007 and the quarterly interim financial statements for 2008 and corresponding interim MD&A to those statements.

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on **the SEDAR website at www.sedar.com.**

I confirm that I am a shareholder of the Company.

DATED:________________, 2009.

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Signature

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Name of Shareholder - Please Print

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Address

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Postal Code

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Fax Number

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Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

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E-mail address (optional)

The Company will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.